UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 3, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Beachhead Holdings Limited
File No. 005-83122 - CTR#3713

Beachhead Holdings Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 1 to an amended Schedule 13D filed on March 20, 2020.

Based on representations by Beachhead Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public:

Exhibit 1

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ted Yu
Associate Director
Division of Corporation Finance